March 6, 2026

Erica McLaughlin
Executive Vice President and Chief Financial Officer
CABOT CORP
Two Seaport Lane
Suite 1400
Boston, MA 02210

       Re: CABOT CORP
           Form 10-K filed November 24, 2025
           File No. 001-05667
Dear Erica McLaughlin:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and Services